UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Nominal Value Bs. 36.90182224915 Per Share (the “Class D Shares”)

American Depositary Shares, Each Representing Seven Class D Shares (the “ADSs”)

(Title of Class of Securities)

                                                                     P3055Q103 (Class D Shares); 204421101 (ADSs)
(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Ávila Camacho 24

Torre Del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, Mexico

(5255) 5440-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                       December 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 6)

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CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 2 of 6

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NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carlos Slim Helú
Carlos Slim Domit
Marco Antonio Slim Domit
Patrick Slim Domit
María Soumaya Slim Domit
Vanessa Paola Slim Domit
Johanna Monique Slim Domit
Carso Global Telecom, S.A. de C.V.
Teléfonos de México, S.A. de C.V.
América Telecom, S.A. de C.V.
América Móvil, S.A. de C.V.
Inmobiliaria Carso, S.A. de C.V.

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CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 3 (the “Third Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on April 12, 2006, with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class D Shares and the ADSs of Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (“CANTV” or the “Issuer”), with each ADS representing seven Class D Shares. Capitalized terms used but not otherwise defined in this Third Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

(a)-(b) The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith.

On December 29, 2006, the Stock Purchase Agreement was amended (“Amendment No.3 to the Stock Purchase Agreement”) to extend to February 28, 2007, the date by which, if the Acquisition has not been consummated, the JV or the Verizon Subsidiaries may thereafter unilaterally terminate the Stock Purchase Agreement (unless the failure of the Acquisition to have been consummated is attributable to the material breach of the party so seeking to terminate the Stock Purchase Agreement). The Amendment No. 3 to the Stock Purchase Agreement also contains an irrevocable waiver by the JV of the provisions of Section 7.3(f)(ii) of the Stock Purchase Agreement with respect to the dividend proposed by the Issuer’s Board of Directors and approved by the Issuer’s shareholders on November 27, 2006. The Amendment No.3 to the Stock Purchase Agreement is included as Exhibit 99.8 hereto and is incorporated herein by reference. Any description of the Stock Purchase Agreement or Amendment No.3 to the Stock Purchase Agreement contained herein is qualified in its entirety by reference to Exhibits 99.2 and 99.8.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The description contained herein supplements Item 6 in the Schedule 13D and should be read in conjunction therewith.

The information set forth under Item 4 of this Third Amendment and in Exhibit 99.8 attached hereto is incorporated herein by reference.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX
Exhibit Number	Description

99.1*	Press Release, dated April 3, 2006
99.2*	Stock Purchase Agreement, dated as of April 2, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer
99.3*	Shareholders Agreement of Oarsman Investments B.V., dated as of April 12, 2006, by and among Sercotel, S.A. de C.V. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V.
99.4*	Powers of Attorney
99.5*	Joint Filing Agreement
99.6**

Amendment No. 1 to the Stock Purchase Agreement, dated as of June 30, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

99.7***

Amendment No. 2 to the Stock Purchase Agreement, dated as of October 2, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

99.8

Amendment No. 3 to the Stock Purchase Agreement, dated as of December 29, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

*Previously filed as an Exhibit to the Schedule 13D filed with the Commission on April 12, 2006.

**Previously filed as an Exhibit to the First Amendment filed with the Commission on July 10, 2006.

*** Previously filed as an Exhibit to the Second Amendment filed with the Commission on October 3, 2006.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
January 3, 2007
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CARSO GLOBAL TELECOM, S.A. DE C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: Adolfo Cerezo Pérez
Title: Attorney-in-Fact

AMÉRICA TELECOM, S.A. DE C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

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AMÉRICA MÓVIL, S.A. DE C.V.

By: Alejandro Cantú Jiménez
Title: Attorney-in-Fact

INMOBILIARIA CARSO, S.A. de C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

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